Deutsche Investment Management Americas Inc.

One International Place

Boston, MA 02110

 January 26, 2018

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn.: Ms. Kimberly Browning

Re:	Post-Effective Amendment No. 98 to the Registration Statement on Form N-1A of Deutsche Income Trust (the “Registrant”) (Reg. Nos. 002-91577/ 811-04049) with respect to Deutsche Multisector Income Fund (the “Fund”), a series of the Registrant

Dear Ms. Browning

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) received via telephone call on January 22, 2018 with regard to the above-captioned Post-Effective Amendment, which Amendment was filed on behalf of the Fund with the SEC on November 30, 2017 and has an effective date of February 1, 2018.

The comments of the SEC staff are restated below followed by the Registrant’s responses.

1.	Comment: The Staff notes that certain information was not included in the filing. Please provide the Staff with the completed disclosure regarding Fund expenses and performance prior to the effective date of the Registration Statement. The Staff requests such information sufficiently in advance (preferably at least one week before) of the effective date of the Registration Statement to permit review and additional comments, if needed.

Response: Fund expense and performance information is included in the Registration Statement filed today with the SEC. In addition, the same information was sent via e-mail on January 25, 2018.

2.	Comment: To the extent that fund names or investment strategies have changed, please supplementally inform the Staff whether shareholder approval for such changes was required, and describe how and when shareholders were informed of such changes.

Response: With respect to the Fund name and investment strategy changes for the Fund, shareholder approval was not required for such changes. Shareholders were informed of these changes via a

Prospectus supplement filed with the SEC on July 25, 2017. This supplement was also mailed to existing shareholders of the Fund.

3. Comment: Please note that to the extent that the Fund engages in short sales or borrowing, the costs associated with these investment techniques should be reflected in the expense table as “Other expenses.”

Response: In the event the Fund engages in short sales or borrowing, the expenses associated with such activities would appear in the expense table as line items beneath “Other expenses” in accordance with the requirements of Form N-1A.

4.	Comment: The expense table for the Fund includes a footnote for Class T indicating “Other expenses” for Class T are based on estimated amounts for the current fiscal year.” While Class T is a new class of shares, the Fund is not new and expenses should, therefore, be based on the Fund’s actual expenses. Please explain why the use of estimated expenses for Class T is appropriate, or revise the expense table to reflect actual expenses.

Response: Because the Fund’s Class T shares are newly launched and do not have any actual historical class-level expenses, the Fund believes, consistent with Instruction 6(a) to Item 3 of Form N-1A, that it is appropriate to estimate other expenses that would be specific to Class T.

5.	Comment: Please clarify to the Staff (and in prospectus disclosure, if appropriate) why the prospectus includes two Expense Examples given that the Fund does not impose a redemption fee.

Response: While the Fund does not impose a redemption fee, there is a deferred sales charge on Class C shares. The effect of the deferred sales charge is reflected in the first expense example table.

6.	Comment: In the Summary section of the Fund’s prospectus, please note that the principal investments and the principal risks should correlate.

Response: Risk disclosure for mortgage-backed and other asset-backed securities, convertible securities and preferred stock has been added to the Fund’s prospectus. In addition, as discussed below, the Fund has added disclosure regarding investment in REITs. The Fund believes that, with the noted changes, the investment strategies and principal risks disclosed in the prospectus are appropriate in light of the Fund’s circumstances.

7. Comment: The Fund’s prospectus includes “real estate securities risk.” Please consider whether this is appropriate given that the description of the Fund’s principal investment strategies does not mention investment in real estate and/or REITs. In addition, if the Fund will invest in REITs, please inform the Staff about the types of REITs the Fund will invest in, including the maximum percentage of assets to be invested in various types of REITs and consider including additional disclosure.

Response: The Fund has added disclosure to the Principal Investment Strategy section regarding investment in REITs. The Fund expects to invest mainly in mortgage, office property, shopping centers, health care, apartments and hotel classified types of REITs. Portfolio management has not established percentage targets for investment in the various types of REITs. The Fund believes that the prospectus and Statement of Additional Information (“SAI”) contain appropriate disclosure regarding the risks of investing in REITs in light of the Fund’s circumstances.

8.	Comment: Please explain how the heading “Main investments” under “Principal Investment Strategies” is permitted under Form N-1A (refer to General Instruction C(3)(b)).

Response: The Fund believes that the headings that appear under “Principal Investment Strategy” in the prospectus are appropriate and are not impermissible under Form N-1A. While General Instruction C(3)(b) to Form N-1A does indicate that “Items 2 through 8 may not include disclosure other than that required or permitted by those items,” General Instruction C(1)(a) notes that “A Fund’s prospectus should clearly disclose the fundamental characteristics and investment risks of the Fund, using concise, straightforward, and easy to understand language.” General Instruction C(1)(d) also indicates that requirements for prospectus disclosure “will be administered by the Commission in a way that will allow variance in disclosure or presentation if appropriate for the circumstances involved while remaining consistent with the objectives of Form N-1A.” The Fund believes that the inclusion of headings such as “Main investments” and “Management process” assists the reader in understanding the relatively lengthy discussion of investment strategies and is helpful in locating specific sub-sets of information a reader may be in search of and that, therefore, such headings are consistent with the objectives of Form N-1A.

9.	Comment: The Fund’s principal investment strategy discloses that it invests mainly in certain types of securities. Note that “mainly” is not a term used in Form N-1A. Please consider instead using the term “principally.”

Response: While Form N-1A does not specifically use the term “mainly” in describing the disclosure to be included in the discussion of a fund’s principal investment strategies, the Fund believes the word is not misleading and may be a more commonly understood term than “principal” to an average reader.

10. Comment: Does the Fund have an allocation strategy for allocating investments between US and foreign instruments? If so, please consider including the allocation percentages in the disclosure.

Response: The Fund does not have allocation targets for US vs. foreign investments. Instead, portfolio management makes determinations of the best risk adjusted returns across all asset classes and geographic regions.

11. Comment: The Fund’s prospectus indicates that the Fund can invest in emerging markets. Have any emerging market locations been earmarked? If so, consider disclosing the related risks for the specified markets. How does the Fund define what is an “emerging market”? Please include relevant disclosure.

Response: Portfolio management has not earmarked particular emerging market countries for investment. The Fund defines “emerging markets” to include countries or markets: (i) currently classified as low-to-middle income economies by the World Bank; or (ii) currently considered to be developing by the International Finance Corporation or the United Nations or its authorities. Disclosure with respect to the Fund’s definition of “emerging markets” has been added to the prospectus under Fund Details.

12. Comment: With respect to the Fund’s investment in fixed income instruments, how does the Fund define “fixed income”? Are there any duration and maturity guidelines in place for the Fund? Please clarify the specific fixed income securities to be held by the Fund, the terms of such securities and the related risks.

Response: The Fund defines “fixed income” securities through the following sector classifications of domestic and foreign securities that include (i) government notes and bonds, (ii) corporate bonds, (iii) commercial and residential mortgage-backed securities, (iv) asset-backed securities, (v) emerging markets debt, (vi) loans and (vii) interest rate futures/options. Disclosure to this effect has been added to the Fund’s prospectus under Fund Details. The Fund does not have specific duration and maturity targets, but may invest in fixed income securities of any maturity and duration, as disclosed in the Fund’s prospectus. The Fund believes the existing prospectus and SAI disclosure with respect to the characteristics and risks of fixed income securities the Fund may hold is appropriate in light of the Fund’s circumstances.

13.	Comment: The prospectus includes “Currency risk” which indicates the Fund may invest in US and non-US dollar denominated securities, but the investment strategy does not include any related disclosure.

Response: The Fund believes that currency risk is relevant for a fund that invests in foreign securities. Disclosure regarding investment in US-dollar and non-US dollar denominated securities has been added.

14. Comment: Please note that the Staff objects to the use of “open-ended” terms such as the statement that “The fund’s investment sectors include, but are not limited to. . .” The prospectus should include discussion of all principal investments. Please confirm that all principal investment strategies of the Fund have been included in the disclosure.

Response: All principal investment strategies have been included in the prospectus disclosure. However, in responding to market changes the portfolio managers may utilize other, less frequently used investment techniques. Such non-principal techniques are discussed in the Fund’s SAI. By including a phrase such as “but are not limited to,” the Fund alerts readers to the fact that there may be occasions where the non-principal investment strategies could be used.

15. Comment: Appendix II-G to the Fund’s Statement of Additional Information contains disclosure regarding risks of various types of investments. Please explain how the risks in this Appendix are reflected in the Fund’s prospectus.

Response: Please note that Appendix II-G is a document that is shared among all of the Deutsche open-end funds. As such, it includes more extensive risk disclosure than can be included in a fund’s prospectus. Not all of the investment instruments included in Appendix II-G are applicable to the Fund. The Fund’s SAI, in Appendix I-I, lists the investment instruments that the Fund may utilize and serves to direct the reader to the relevant sections of Appendix II-G. The coverage of Appendix I-I exceeds the coverage of the prospectus because it discloses risks of investment techniques that are likely to be used by the Fund on a less frequent basis.

16.	Comment: Please clarify the types of asset-backed securities in which the Fund invests and, for each type, consider including disclosure regarding the related risks. In addition, please disclose to the Staff the percentages the Fund will hold in each type of asset-backed security.

Response: Portfolio management anticipates investing in the following types of asset-backed securities: credit cards, auto loans, auto lease, auto floor plan, auto fleet lease, equipment loan/lease, student loan (FFELP/private), device payment plans (DPP), whole business/franchise, timeshare loans and other consumer loans. Portfolio management has not established targets for investment in the various types of asset-backed securities. Additional risk disclosure has been added to the Fund’s prospectus regarding asset-backed securities. In addition, the Fund’s SAI contains more details regarding the risks of asset-backed securities. The Fund believes that the prospectus and SAI contain appropriate disclosure regarding the risks of investing in asset-backed securities in light of the Fund’s circumstances.

17. Comment: Please specify the types of mortgage-backed securities in which the Fund invests and, for each type, consider including disclosure regarding the related risks. In addition, please disclose to the Staff the percentages the Fund will hold in each type of mortgage-backed securities.

Response: Portfolio management anticipates investing in US agency and non-agency (private label) residential and commercial types of mortgage-backed securities. Portfolio management has not established targets for investment in the various types of mortgage-backed securities. Additional risk disclosure has been added to the Fund’s prospectus regarding mortgage-backed securities. In addition, the Fund’s SAI contains more details regarding the risks of mortgage-backed securities. The Fund believes that the prospectus and SAI contain appropriate disclosure regarding the risks of investing in mortgage-backed securities in light of the Fund’s circumstances.

18. Comment: If the Fund will invest in contingent convertible securities, please consider whether additional disclosure would be appropriate to reflect the specific risks of these types of instruments. In addition, please disclose to the Staff the percentage of assets expected to be invested in contingent convertible securities.

Response: While the Fund may invest in contingent convertible securities, such investment is not currently a principal investment strategy of the Fund. The Fund has added disclosure to the SAI regarding the risks of investing in contingent convertible securities.

19. Comment: The prospectus disclosure states that the Fund could invest up to 100% of assets in below investment grade fixed income securities. Please consider whether additional disclosure is warranted regarding the heightened risks of investing in junk bonds. Please add the term “junk” to the prospectus language. In addition, please include disclosure regarding what rating agencies are used to determine investment grade and disclose how the credit quality of unrated instruments are determined.

Response: The Fund has added “junk” to the prospectus language. The Fund believes its current disclosure regarding the use of and risks associated with junk bonds is appropriate in light of the Fund’s circumstances. Disclosure regarding the rating agencies the Fund uses and the process used to determine credit quality of unrated securities can be found in the Fund’s prospectus (under the heading “Other Policies and Risks”) and in the Fund’s SAI (under the heading “Ratings of Investments”).

20.	Comment: With respect to prospectus disclosure regarding derivatives, please consider the observations contained in the Barry Miller letter of July 30, 2010 and revise the disclosure as needed. Please clarify how specific derivatives will be used by the Fund. If the potential usage is speculative, please state that and include discussion of the attendant risks. The current disclosure regarding derivatives includes open-ended language that the Staff objects to (“The fund may also use other types of derivatives”). In addition, the disclosure indicates that derivatives may be used “to keep cash on hand to meet shareholder redemptions.” Please consider whether this is a principal investment strategy of the Fund or whether this disclosure should be re-located.

Response: The Fund believes that its disclosure regarding the use of derivatives is appropriate in light of the Fund’s circumstances. The Fund will continue to evaluate the content and placement of the disclosure language.

21.	Comment: With regard to risk disclosure: (a) consider whether the principal risks for the Fund have been included under “Main Risks;” (b) consider adding risk disclosure regarding investment in REITs, investment in ETFs, investment in equity securities and any other risks that correspond to the Fund’s principal investment strategy; (c) consider additional disclosure regarding investments in ETFs (including the treatment of duplicative fees); (d) consider additional disclosure regarding foreign risk (including higher transaction costs and any unique tax risks); (e) consider additional disclosure regarding securities lending risk (including the treatment of costs incurred in the securities lending process and any conflicts of interest inherent in the Fund’s securities lending practice).

Response: The Fund believes its risk disclosures contained in the Fund’s prospectus and SAI (including the revisions discussed in other responses above) are appropriate in light of the Fund’s circumstances.

22.	Comment: Appendix B to the Fund’s prospectus includes disclosure that implies the Fund is not responsible for disclosing relevant variations in its disclosure documents. (See, for example, the second sentence in the first paragraph: “Intermediaries may have different policies and procedures regarding the availability of front-end sales load waivers or contingent (back-end) sales load (“CDSC”) waivers;” and the first sentence in the second paragraph: “The financial intermediary sales charge waivers, discounts, policies or procedures disclosed in this Appendix may vary from those disclosed elsewhere in the fund’s prospectus or SAI and are subject to change.” Please note that the Fund may not disclaim responsibility for providing appropriate disclosure regarding sales charges waivers.

Response: We note that Appendix B was selectively reviewed by the Staff in February 2017. At that time, certain modifications were made to Appendix B to address the Staff’s comments. With respect to the sentence: “The financial intermediary sales charge waivers, discounts, policies or procedures disclosed in this Appendix may vary from those disclosed elsewhere in the fund’s prospectus or SAI and are subject to change,” the Staff asked us to consider whether such sentence required further revision. We responded that we had evaluated said sentence in light of the Staff’s comments and believed it required no further revision. Accordingly, given the foregoing, we respectfully decline to make additional changes to Appendix B at this time.

23. Comment: To the extent that the Fund invests in other funds (including ETFs), does the Fund look at the holdings of underlying funds in assessing the Fund’s compliance with its concentration policies?

Response: In determining compliance with its concentration policy, the Fund does not currently look through to the underlying ETF assets. For purposes of the Fund’s concentration policy, the Fund looks to the shares of the underlying ETFs.

24. Comment: Under the heading “Investment Restrictions” in the Statement of Additional Information, please clarify the following disclosure: “For purposes of fundamental policy (7). . . when determining the percentage of the fund’s total assets invested in securities of issuers having their principal business activities in a particular industry, asset-backed securities will be classified separately, based on the nature of the underlying assets, according to the following categories: captive auto, diversified, retail and consumer loans, captive equipment and businesses, business trade receivables, nuclear fuel and capital and mortgage lending.”

Response: The disclosure has been revised to remove the word “separately.”

25. Comment: In Appendix II-G to the SAI, in the disclosure regarding credit default swaps under the heading “Derivatives,” please clarify what is meant by the following: “If an event of default occurs, the seller typically pays the buyer the full notional value, or “par value,” (or other agreed upon value) of the reference obligation in exchange for the reference obligation upon settlement.”

Response: The disclosure has been revised to provide clarification.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

/s/ Laura McCollum

Laura McCollum

Vice President & Counsel

cc: John Marten, Vedder Price P.C.